UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GENCOR INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

368678108

(CUSIP Number)

Mark Shefts c/o Domestic Securities, Inc., 160 Summit Avenue, Montvale, NJ 07645 (201) 782-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Sept. 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368678108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Shefts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 525,138

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 525,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 368678108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wanda Shefts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 91,000

	8.	Shared Voting Power 189,500

	9.	Sole Dispositive Power 91,000

	10.	Shared Dispositive Power 189,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock
Gencor Industries, Inc., 5201 North Orange Blossom Trail, Orlando, FL 32810
Item 2.	Identity and Background
(a)	Name of Persons Filing: Mark Shefts, Wanda Shefts
(b)	Business Address: 160 Summit Avenue, Montvale, NJ 07645
(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mark Shefts: President, Domestic Securities, Inc., an NASD registered broker/dealer located at 160 Summit Avenue, Montvale, NJ 07645

Wanda Shefts, housewife, 160 Summit Avenue, Montvale, NJ 07645

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding: N/A
(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceeding and summarize the terms of such judgment, decree or final order:

NA

(f)	Citizenship: Mark Shefts: United States Wanda Shefts: United States

Item 3.	Source and Amount of Funds or Other Consideration
Personal Funds as to stock held by Wanda Shefts. Working Capital as to stock held by Plaza Services Retirement Trust and Attain Services Corp.
Item 4.	Purpose of Transaction

Wanda Shefts, the Plaza Services Retirement Trust and Attain Services Corp. have purchased the Issuer’s stock for investment purposes.  Domestic Securities, Inc. (Domestic”), of which Mark Shefts is an officer, director and indirect 50% owner, is a market maker in the stock of the Issuer and buys and sells shares of the issuer for its market making activities as well as for investment purposes.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:
The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:
(a)

Wanda Shefts, Plaza Services Retirement Trust and Attain Services Corp. may purchase additional shares of  Common Stock of the Issuer and, alternatively, may sell all or a portion of the shares held by her or it, respectively, but neither have any present plans to do so.  Domestic is a market maker in the Issuer’s Common Stock and trades the stock actively.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries: None
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries: None
(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

None

(e)	Any material change in the present capitalization or dividend policy of the issuer: None
(f)

Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

None

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person: None

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

None

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act: None
(j)	Any action similar to any of those enumerated above: None
Item 5.	Interest in Securities of the Issuer

Amount of Common Stock beneficially owned by Mark Shefts at the close of business on Sept. 17, 2005

525,138 shares (includes 91,000 shares owned by  Mr. Shefts’ wife, Wanda Shefts, as to which Mr. Shefts disclaims beneficial ownership), 189,000 shares owned by a trust of which Mr. Shefts is a co-trustee with his wife, Wanda Shefts, who is the beneficiary of such trust, and 244,638 shares owned by Attain Services Corp., of which Mr. Shefts is president, a director and a 50% beneficial owner.

(a)

Amount of Common Stock beneficially owned by Wanda Shefts at the close of business on September 17, 2006

280,500 shares (includes 189,000 shares owned by a trust of which Mrs. Shefts is a co-trustee with her husband, Mark Shefts, and the beneficiary; excludes 244,638 shares beneficially owned by Mrs. Shefts’ husband, Mark Shefts, as a result of his being an officer, director and shareholder of Attain Services Corp.

Percent of Class:

Beneficially owned by Mark Shefts: 6.3%

Beneficially owned by Wanda Shefts: 3.4%

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Provide the applicable information required by item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Mark Shefts:

Sole power to vote or to direct the vote:	-0-
Shared power to vote or to direct the vote	525,138
Shared with Attain Services Corp. and its co-director, Harvey Houtkin	244,638
Shared with Wanda Shefts as co-trustee of the Plaza Services Retirement Trust	189,500
Owned by Wanda Shefts, Mr. Shefts’ wife	91,000
Sole power to dispose or to direct the disposition of	-0-
Shared power to dispose or to direct the disposition of	525,138
Shared with Attain Services Corp. and its co-director, Harvey Houtkin	244,638
Shared with Wanda Shefts as co-trustee of the Plaza Services Retirement Trust	189,500
Owned by Wanda Shefts, Mr. Shefts’ wife	91,000

Wanda Shefts:

Sole power to vote or to direct the vote	91,000
Shared power to vote or to direct the vote (Shared with Mark Shefts as co-trustee of the Plaza Services Retirement Trust)	189,500
Sole power to dispose or to direct the disposition of	91,000
Shared power to dispose or to direct the disposition of (Shared with Mark Shefts as co-trustee of the Plaza Services Retirement Trust)	189,500

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less, by the persons named in response to paragraph (a):

The following transaction was effected for Wanda Shefts:

7/14/06	B	10,000	9.25

(c)

All of the following transactions were effected for Domestic Securities, Inc. as a market maker on the OTCBB, a corporation of which Mr. Shefts is an officer, director and indirect 50% owner (as of Sept. 17, 2006, Domestic Securities, Inc. held a short position of 3,707 shares of the Issuer’s stock):

7/14/06	B	10,000	9.25
7/14/06	B	10,000	9.25
7/14/06	B	500	9.20
7/14/06	B	750	9.20
7/14/06	S	17,500	9.26
7/14/06	B	1,000	9.20
7/14/06	B	2,500	9.15
7/14/06	B	1,000	9.15
7/17/06	B	500	9.20
7/17/06	B	600	9.225
7/17/06	B	500	9.15
7/17 06	B	1,300	9.20
7/17/06	B	1,000	9.15
7/18/06	B	500	9.50
7/18/06	B	200	9.35
7/18/06	B	1,000	9.20
7/18/06	B	700	9.20
7/18/06	B	500	9.25
7/18/06	S	5,100	9.27
7/18/06	B	500	9.25
7/19/06	S	4,300	9.28
7/19/06	B	500	9.25
7/20/06	B	1,100	9.22727
7/20/06	B	1,000	9.27
7/20/06	S	11,200	9.27
7/20/06	B	10,000	9.10
7/26/06	B	1,000	9.25
7/27/06	B	500	9.25
8/2/06	B	1,000	9.30
8/3/06	B	500	9.30
8/7/06	B	1,000	9.30
8/9/06	B	15,640	9.27
8/9/06	B	520	9.45
8/9/06	S	14,300	9.32
8/9/06	B	2,500	9.30
8/11/06	B	1,500	9.45
8/15/06	B	1,000	9.30
8/15/06	B	1,250	9.30
8/16/06	B	2,000	9.30
8/16/06	S	7,400	9.33
8/16/06	B	1,965	9.35
8/21/06	B	2,000	9.25

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Shares owned by Attain Services Corp. and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer, are shared equally by the directors of Attain, Harvey Houtkin and Mark Shefts.

(e)	7/31/05 as to Wanda Shefts
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Mark Shefts and Wanda Shefts are parties to a Joint Filing Agreement dated August 3, 2005 with respect to the filing of Reports on Schedule 13D and amendments thereto with respect to shares of Common Stock, $.10 par value, of Gencor Industries, Inc.  See Exhibit 99.1 hereto.

Item 7.	Material to Be Filed as Exhibits
99.1	Joint Filing Agreement dated August 3, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2006	September 22, 2006
Date	Date
s/Wanda Shefts	s/Mark Shefts
Wanda Shefts	Signature
Wanda Shefts	Mark Shefts
Name/Title	Name/Title

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated August 3, 2005, between Mark Shefts and Wanda Shefts